GUZOV OFSINK, LLC
ATTORNEYS-AT-LAW

600 MADISON AVENUE   14th FLOOR
NEW YORK, NEW YORK 10022
TELEPHONE: (212) 371-8008       TELEFAX: (212) 688-7273
http://www.golawintl.com

February 29, 2008

United States
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Ms. Peggy Fisher, Assistant Director,
Division of Corporation Finance

Re:	China Power Equipment, Inc.
Registration Statement on Form SB-2
Filed November 13, 2007
File No. 333-147349

Ladies and Gentlemen:

Reference is made to the staff’s correspondence of December 10, 2007 to our client, China Power Equipment, Inc. (the “Company”), relating to the subject registration statement (the “Comment Letter”). On behalf of the Company, we have the following responses to the staff’s comments:

Prospectus

1.
Note that Schedule A paragraph 16 of the Securities Act and Regulation S-B Item 501(a)(9)(iv) require that you disclose the price at which the securities will be sold. Given your disclosure regarding the lack of an established market for your securities, a statement that selling shareholders will sell "at prevailing market prices" is insufficient to satisfy your disclosure obligation. Therefore, please disclose the fixed price at which the securities will be sold. We will not object if you also elect to disclose that the selling shareholders will sell at the stated fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Also revise your "Plan of Distribution" accordingly.

The Company has made revisions in accordance with the Staff’s comment. See the cover page and pages 8 and 20 of the Registration Statement.

Prospectus Summary

2.
Revise the first paragraph and the disclosure throughout the filing to clearly identify the correct party. Terms such as the "company," "we," "our," and "us" should refer only to the registrant, not to Zhongxi or the other parties. The first paragraph after the caption "The Company" should describe the relationships between the registrant and the various other entities and make very clear whether the registrant has any equity interest in Zhongxi. Since the registrant is not an operating business, you should identify Zhongxi as the operating entity throughout the prospectus. Include a chart in the summary to explain the relationships of the entities, including the percentage of security ownership each owns in each other entity. Identify the officers, directors, and major holders and their percentages of equity interest in each entity. State that 8,437,500 (or 9 million—whichever is correct) of your currently outstanding shares were issued to shareholders of Alloy Science. Explain clearly the business purpose for your current complex organizational structure. Given that Alloy Science owns more than eight million shares of the total 10 million shares outstanding, it appears that the registrant is a majority owned subsidiary of Alloy Science. Please disclose.

The Company has made revisions in accordance with the Staff’s comment. Please see generally the Prospectus Summary beginning on page 4 of the Registration Statement. The chart setting forth the relationships of the entities is on page 6 of the Registration Statement. The explanation of how a total of 9,000,000 shares of our common stock were issued in the amounts of 8,437,500 to the shareholders of Alloy Science, 560,000 shares to Zhejiang Lyeng Electric Co., Ltd and 2,400 shares to certain of Zhongxi employees is described on page 5 of the Registration Statement. The explanation regarding the reason for the structure is described on pages 5 and 6.

Corporate History, page 2

3.
Please revise your disclosure throughout the filing to consistently describe the nature of your relationship with Zhongxi. For instance, on page 1 you state that you do not own Zhongxi but subsequently state on page 29 that Zhongxi is an indirectly-owned subsidiary. We also note you incorrectly refer to Zhongxi as "our operating company" on pages 2 and 14.

The Company has made revisions in accordance with the Staff’s comment.

Risk Factors

4.
Include a risk factor that discusses all the risks to investors due to the fact that the registrant does not own the operating business. We note, for example, that paragraph 1.4 of the management entrustment agreement contemplates termination, although no termination provisions are included therein. Also discuss the extent to which affiliates of the registrant are also affiliates of the various other related entities, including the operating company. It appears that there is a risk that, since affiliates stand on both sides of the agreement, it would be easy to terminate the agreement and that unaffiliated investors would have little or no recourse since all the operating entity's assets are located in China. State whether the registrant has any assets (other than its interest in the agreement) and any revenues from other sources. We may have further comments.

The Company has made revisions in accordance with the Staff’s comment. See page 9 of the Registration Statement.

Our Officers and Directors Control Us..., page 14

5.
Expand to also disclose Mr. Song's ownership and other interests in the related parties, including the operating entity. Please expand to identify any other individuals who are beneficial owners of the registrant and/or the related parties.

The Company has made revisions in accordance with the Staff’s comment. See page 15 of the Registration Statement.

6.	Disclose and quantify the number of shares that the registrant issued to Alloy Science, an affiliate of your officers and directors, and explain the nature of the affiliation.

The Company has made revisions in accordance with the Staff’s comment. The Company has issued its shares of common stock to the shareholders of Ally Science as further described in the Registration Statement. See page 15 of the Registration Statement.

Selling Stockholders, page 16

7.
Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

The Company respectfully submits that the sales by the Selling Stockholders of up to 8,043,800 shares of its common stock on conversion of their shares of Series A Preferred Stock and on the exercise of their Warrants is a secondary offering and not a primary offering on behalf of the Company. Set forth below the reasons that the Company believes the Offering is eligible to be made on a shelf basis pursuant to Rule 415(a)(1)(i).

(i) All of the securities being registered for the Selling Stockholders contain fixed conversion and exercises prices, and there are no provisions in any of the agreements between the Company and Selling Stockholders that provide for variable conversion rations or exercise prices.

(ii) The Selling Stockholders will receive all of the proceeds and all the benefits from the sale of the Common Stock underlying the Series A Preferred Stock and the Warrants being registered for re-sale. None of the Selling Stockholders have any agreements or obligations to give any proceeds from the sale of their shares to the Company.

(iii) Except for the Stock Purchase Agreement, none of the Selling Stockholders has any other agreement with the Company or its affiliates, including, without limitation, any agreements to sell any of the Company's securities on behalf of the Company;

(iv) The Selling Stockholders are private investors.

(v) None of the Selling Stockholders are in the business of buying or selling securities.

(vi) None of the Selling Stockholders are officers, directors or affiliates of the Company. In the event that KWCB and the other three selling stockholders exercise all of their Series A Preferred Stock and Warrants, they will respectively hold 6,087,200, 865,600, 865,600 and 217,400 shares of Common Stock, representing 32.91%, 4.70%, 4.70% and 1.18% of the issued and outstanding Common Stock of the Company.  Thus none of the Selling Stockholders will hold a sufficient number of shares to influence or control the Company in a manner which would effectively cause the Company’s securities offered by the Selling Stockholders to be considered “offered or sold by … a person of which the registrant is a subsidiary.” (Rule 415(a)(1)(i)). It is also the Company’s understanding that under certain circumstances the Staff may waive the guideline that no more than one third of the public float would be permitted to be registered.(1) The Company believes that the facts and circumstances presented herein warrants such a waiver.

(vii) All of the securities purchased by the Selling Stockholders were purchased because of the Selling Stockholders’ interest in the long term business prospects of the Company.

(viii) All the outstanding issued securities were sold by the Company to the Selling Stockholders and have been full paid for;

(ix) None of the Selling Stockholders are receiving any discounts or fees and will not receive any penalties for failure of the Company to register their securities.

(x) There are no fees or penalties owed to the Selling Stockholders for the failure of the Company to register the Common Stock underlying the Series A Preferred and the Warrants.

Based on the foregoing facts and circumstances presented above, the Company believes that the Offering is a secondary offering for the sale of securities under Rule 415(a)(1)(i).

(1) Manual of Publicly Available Telephone Interpretations, Section D. Rule 415, Interpretation 29 (July 1997). David Lynn, Chief Counsel of the SEC’s Corporation Finance Department, in public statements on January 26, 2007, made statements to the effect that the SEC would consider allowing additional shares to be registered given the presence of certain factors.

8.	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholders has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible preferred stock; and

Neither the Company nor any of its predecessors and the Selling Stockholders, any affiliates of the Selling Stockholders, or any person with whom any Selling Stockholders, or any predecessors of those persons, has any contractual relationship regarding the transaction nor have any existed in the past three years or are to be performed in the future.

•
copies of all agreements between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible preferred stock.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

It is the Company’s view that a description of the relationships and arrangements between and among those parties already is presented in the prospectus to the extent any such relationship exits.

9.
With respect to the shares to be offered for resale by each selling stockholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that selling stockholder.

The Company has made revisions in accordance with the Staff’s comment. See page 18 of the Registration Statement.

10.	Please tell us whether the selling stockholders are broker-dealers or affiliates of broker-dealers.

The Company has made revisions in accordance with the Staff’s comment. See page 18 of the Registration Statement.

The Series A Preferred Stock, page 18

11.
We note in your most recently amended Articles of Incorporation that the number of shares which may be issued upon conversion of the Series A preferred "shall be no more than 2 million shares." Reconcile with the current number of shares you are attempting to register.

The Company has filed and amendment to their Articles of Incorporation which is filed as Exhibit 3.5 to this Registration Statement.

The Warrants, page 19

12.	Please expand to include discussion of the lock-up provisions.

The Company has made revisions in accordance with the Staff’s comment. See page 19 of the Registration Statement.

Management's Discussion and Analysis of Plan of Operation, page 21

13.
Please revise your Management's Discussion and Analysis to provide a detailed discussion of the results of your operations. Discuss and analyze the significant components of your revenues and expenses for all periods presented. Discuss and quantify the factors responsible for changes in financial statement items and explain why those changes occurred. Refer to Item 303 of Regulation S-B and SEC Release 34-48960.

The Company has made revisions in accordance with the Staff’s comment. See pages 20-27 of the Registration Statement.

14.
We see disclosures on page 28 that you are a holding company and that you do not own your operating company Zhongxi. Please expand the disclosures in Management's Discussion and Analysis to discuss any restrictions on your subsidiaries to make dividend and other payments to you including discussions of the actual or expected impact of these restrictions on your liquidity and capital resources. Also, revise the filing to include a Schedule I (see Rule 4-08(e)(3), Rule 5-04.c and Rule 12-04 of Regulation S-X) or tell us why Schedule I is not required.

The Company has made revisions in accordance with the Staff’s comment. See page 52 and 53 of the Registration Statement.

Other Income, page 25

15.
We note you recorded other income of $202,047 related to your investments in 2006. Please tell us and revise the filing to describe the nature of your investments and the corresponding income. Additionally please explain the underlying reasons for the increase in your investment income in 2006.

The Company has made revisions in accordance with the Staff’s comment. See page 26 of the Registration Statement.

Corporate History, page 27

16.	File the investment agreement entered into between Alloy Science and its shareholders referred to on page 27.

The Company has filed the Investment Agreement as Exhibit 10.5 to the Registration Statement.

17.
Revise the disclosure to ensure that it is clear to investors the extent to which these parties are related, including the affiliations and securities holdings of officers, directors, and major shareholders of each entity.

The Company has made revisions in accordance with the Staff’s comment. See pages 27, 28 and 29 of the Registration Statement.

18.	Please explain why the registrant issued more than 8.4 million shares in exchange for entry into the management entrustment agreement and why it or An Sen did not purchase Zhongxi instead.

The Company has made revisions in accordance with the Staff’s comment. See pages 27 and 28 of the Registration Statement.

19.	State whether Alloy Science continues to hold 93.75% of Zhongxi shares. Disclose who owns the rest of the shares and whether the party or parties are affiliated with any of these other entities.

The Company has made revisions in accordance with the Staff’s comment. See page 27 and 28 of the Registration Statement.

20.
Based on your disclosure on page 28, approximately 6.25% of Zhongxi shares are owned by non-Alloy Science shareholders. Please explain whether these non-Alloy Science shareholders are parties to the Management Entrustment Agreement and whether you issued shares to them. If these shareholders did not agree to the entrustment, please explain what ownership rights, if any, they retain in Zhongxi.

The Company has made revisions in accordance with the Staff’s comment. See pages 27 and 28 of the Registration Statement.

21.
At the time of the share issuance, disclose how many shareholders Alloy Science had and why only 45.08% of the shares were included in the trustee agreement. Disclose what happened to the rest of the shares. Identify any individuals who received more than 5% of the shares or who are officers and/or directors of the registrant.

The Company has made revisions in accordance with the Staff’s comment. See page 29 of the Registration Statement.

Products, page 29

22.	Please provide independent support for your assertion that your amorphous alloy transformers have achieved energy savings as high as 80%.

The Company has removed these reference from the Registration Statement.
23.
Please discuss the impact of your decision to exit the business of direct manufacture of transformers and your decision to emphasize amorphous alloy core manufacturing. We note your disclosure on page 29 that transformers accounted for approximately 66% of your sales in 2006.

The Company has made revisions in accordance with the Staff’s comment. See pages 30 and 31 of the Registration Statement.

Amorphous Alloy Transformers Core Products, page 30

24.	Please provide the basis for your belief that the 2006 announcement by the Chinese government has contributed to the increase in share prices of companies in the energy savings business.

The Company has made revisions in accordance with the Staff’s comment. See page 31 of the Registration Statement.

Exit Strategy for Transformer Business, page 30

25.
Please expand your discussion of your arrangement to outsource the manufacturing of transformers to a third party. For instance, please disclose when you entered into the arrangement, the name of the third party and any material provisions. If the arrangement is governed by a written contract, please tell us why you have not filed this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-B.

The Company has made revisions in accordance with the Staff’s comment. See page 31 of the Registration Statement.

Trademarks, page 34

26.	Please reconcile your statement that you have no trademarks with your statement on page 6 that your "trademarked brands" have gained substantial recognition.

The Company has removed its statement on page 6of the Registration Statement.

Patents, page 34

27.
We note your disclosure in the first paragraph of page 34 that you have a patented Continuous Mode Amorphous Alloy Transformer Iron Core Magnetic-field Annealing Kiln. Please tell us whether this is the same patent you describe as a Consecutive Anneal Stove for AMDT Core at the bottom of page 34.

The Company has made revisions in the Registration Statement in accordance with the Staff’s comment to consistently refer to Consecutive Anneal Stove for AMDT Core which is the same as Continuous Mode Amorphous Alloy Transformer Iron Core Magnetic-field Annealing Kiln.

Security Ownership of Certain Beneficial Owners and Management, page 36

28.	Include KWCB Investments, Ltd., as a beneficial owner, and identify the individual(s) with voting and/or investment control.

The Company has made revisions in accordance with the Staff’s comment. See page 35 of the Registration Statement.

29.
Please expand footnote 2 to disclose the duration of the trust agreement and also provide a brief outline of the voting rights and other powers of the voting trustees under the agreement. Please refer to Instruction 2 to Item 403 of Regulation S-B. Also briefly explain why these two individuals were selected to be trustees.

The Company has made revisions in accordance with the Staff’s comment. See page 35 of the Registration Statement.

Directors and Executive Officers, page 37

30.	We note that Michael Segal signed your Articles of Incorporation and amendments thereto as President of China Power Equipment, Inc. Expand to correct the biographical information for him and describe the length of his term in office.

The Company has made revisions in accordance with the Staff’s comment. See page 35 of the Registration Statement.

31.	Please disclose in your table that Guoan Zhang is also a director.

The Company has made revisions in accordance with the Staff’s comment. See page 36 of the Registration Statement.

32.	Please state when Yarong Feng became a director as required by Item 401(a)(3).

Mr. Feng is not a director and any reference in the Registration Statement to that effect has been removed.

33.	We note that Guoan Zhang serves as one of the trustees for Alloy Science shareholders. Expand his biographical information to disclose his prior employment or other relationship with Alloy Science.

The Company has made revisions in accordance with the Staff’s comment. See page 35 of the Registration Statement.

Certain Relationships and Related Party Transactions, page 40

34.	Given that there are numerous related party transactions and related party relationships, please revise to disclose them.

The Company has made revisions in accordance with the Staff’s comment. See page 36 of the Registration Statement.

Financial Statements

General

35.	Please update your financial statements in accordance with Item 310(g) of
Regulation S-B.

The Company has made revisions in accordance with the Staff’s comment.

36.	Please provide an updated accountant's consent in all future amendments.

The Company has made revisions in accordance with the Staff’s comment. .

Report of Independent Registered Public Accounting Firm, page F-3

37.
We note that your audit report was signed by a U.S. audit firm and that the report was issued in Salt Lake City, Utah. It appears from your disclosures on pages 2 and 14 that your operations, corporate offices, and principal businesses are located in the People's Republic of China. Please explain to us the circumstances surrounding your audit that enabled the audit report to be issued in Salt Lake City, Utah. Refer to the guidance in Article 2 of Regulation S-X.

Our auditor conducted the audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that they plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have an audit of its internal control over financial reporting. The audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. In our auditor’s opinion, the consolidated financials present fairly, in all material respects, the financial positions of the company as of December 31, 2006 and 2005, and the results of our consolidated operations and our consolidated cash flows for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

Consolidated Statements of Operations and Comprehensive Income, page F-5

38.
We note from your disclosures on page 24 that you incurred bad debt expense of $79,189 and $40,041 during the years ended December 31, 2006 and 2005, respectively. Your current income statement presentation is confusing because you have not included bad debt expense on the same line items in each year. Please revise your income statement to present comparable expenses within the same income statement captions each year.

The Company has made revisions in accordance with the Staff’s comment. See page 28 of the Registration Statement.

39.	Please revise to only present the income (loss) per share data rounded to the nearest cent (i.e., two decimal points), so as not to imply a greater degree of precision than exists.

The Company has made revisions in accordance with the Staff’s comment. See page 50 of the Registration Statement.

Consolidated Statement of Cash Flows, page F-7

40.
We see that you made advances of $287,995 and $47,008 to related parties during the years ended December 31, 2006 and 2005, respectively. Tell us and revise your related party footnote to explain the terms and conditions of these advances. Additionally tell us why these amounts are appropriately classified as investing activities on your statement of cash flow.

$287,995 and $47,008 were booked in 2006 and 2005 respectively for the changes in related party receivables under statement of cash flow. Responses: SFAS 95 para 15 and 17a state that making loans is an investing activity. Advances to related parties are the same as making loans, which is an investing activity.

41.
We also note that you have classified lease pre-payments of $599,890 made during 2005 as an investing activity. Given that this appears to be an operating lease, please tell us why these payments are appropriately reflected as an investing activity.

The Company has made revisions in accordance with the Staff’s comment. See page 52 of the Registration Statement.

42.
Additionally, we note that you have classified contract rights deposit of $1,097,119 made during 2005 as an investing activity. From Note 12 it appears that this contract right relates to the supply of amorphous raw material. Please tell us why this deposit payment is appropriately reflected as an investing activity.

The Company has made revisions in accordance with the Staff’s comment. See page 52 of the Registration Statement.

43.
As a related matter, we note from Note 12 that you purchased the contract right for $1,151,263, and that the Statement of Cash Flows discloses total payments of $1,097,119. Please reconcile the difference between the Statement of Cash Flows and footnotes and revise as necessary.

The difference between $1,151, 263 in 2006 and $1,097,119 is due to the exchange rate difference. The period-end exchange rates are 7.8175 RMB and 8.0734 RMB to $1 at December 31, 2006, and 2005, respectively.

Notes to Consolidated Financial Statements, page F-8

General

44.
We note from your disclosures on pages two and 29, that you derive revenues from three different product categories. Please revise your footnotes to provide the enterprise wide disclosures required by paragraphs 37- 39 of SFAS 131.

FASB 131 does not apply because our products belong to the same product category but not different segments. The Company has made revisions in accordance with the Staff’s comment. See page 27 of the Registration Statement.

Note 1 - Organization and Description of Business, page F-8

45.
We note from your disclosures that Ansen was formed in November 2006 and China Power was formed on May 15, 2006. It is unclear as to how Ansen entered into a management entrustment agreement with Zhongxi on April 26, 2006, given that neither China Power nor Ansen were legally formed as of April 26, 2006. Please advise us or revise this note accordingly.

The Company has made revisions in accordance with the Staff’s comment. See page 53 of the Registration Statement.

46.
We note that, although you do not have ownership over Zhongxi, you have consolidated this investment. Please tell us and revise this note to explain why you have consolidated Zhongxi, even though you do not have legal ownership, citing any authoritative literature upon which you are relying.

The Company has made revisions in accordance with the Staff’s comment. See page 53 and 54 of the Registration Statement.

47.
As a related matter, we note that on November 20, 2006 you "acquired Zhongxi through a reverse acquisition that resulted in a recapitalization of Zhongxi" and that you issued 9,000,000 shares to the owners of Zhongxi. Please reconcile this with your disclosures on page 28 and elsewhere throughout the filing which state that on November 20, 2007 you issued 8,437,500 shares "as consideration for the signing of the Management Agreement." Please revise or advise.

The Company has made revisions in accordance with the Staff’s comment. See page 53 of the Registration Statement.

48.
Additionally, please revise your disclosures in Note 1 to clarify whether you are a "management company" for Zhongxi as described in the second paragraph of Note 1 or whether you own Zhongxi through an acquisition on November 20, 2006 as described in the fourth paragraph of Note 1.

The Company has made revisions in accordance with the Staff’s comment. See page 53 of the Registration Statement

Note 2 - Summary of Significant Accounting Policies, page F-8

Principles of Consolidation, page F-8

49.
We note that the consolidated financial statements for 2006 include the financial statements of China Power, Ansen and Zhongxi. Please revise this note to clarify the date at which the financial statements of China Power and Ansen have been included in the consolidated financial statements.

Normal purchase accounting for a reverse acquisition requires that the accounts of China Power and Ansen be included in the consolidation from the purchase date forward. However, all costs and expenses incurred by those entities were incurred in anticipation of the business combination with Zhongxi and have therefore been “pushed down”. The result is that such costs and expenses have been included for all periods presented, not only for the period subsequent to the business combination.

The Company has made revisions in accordance with the Staff’s comment. See page 53 and 54 of the Registration Statement.

Property, Plant and Equipment, page F-9

50.	We note that you are depreciating land. Please advise us as to why it is appropriate to depreciate land or revise your filing accordingly.

The Company has made revisions in accordance with the Staff’s comment. See page 54 of the Registration Statement.

Revenue Recognition, page F-10

51.
We note your disclosure that sales of products are recorded when title passes to the customer, which is generally at time of shipment. Please revise this note to describe the material terms of your revenue generating agreements and how you apply SAB 104 and any other relevant authoritative guidance to sales transactions.

The Company has made revisions in accordance with the Staff’s comment. See page 54 of the Registration Statement.

Accounts Receivable, page F10.

52.
We note that you recognize a reserve of 50% of accounts receivable that are over one year old. In light of your large outstanding accounts receivable balances at June 30, 2007, December 31, 2006 and 2005, please tell us why you believe a reserve of 50% of accounts over one year is adequate. Please tell us what amount of your accounts receivable balance is older than one year at all balance sheet dates presented.

AR over one year as of December 31, 2006 & 2005 were $260,835.73 (RMB 2,029,083) and $95,985.58 (RMB774,930) respectively. We believe that we made adequate reserve for the allowance for doubtful account for both years since most of the outstanding accounts receivables are under one year and had been collected within one year.

Note 7 - Income Taxes, page F-13

53.	Please revise this footnote to provide the disclosures required by paragraphs 43 -49 of SFAS 109.

The Company has made revisions in accordance with the Staff’s comment. See Note 7 in page 57 of the Registration Statement.

Note 9 - Capital Leases, page F-14

54.
We note that your factory lease has been classified as a capital lease. It appears that you have not discounted the lease payments to present value. Please tell us why it is appropriate to record your capital lease obligation at the gross value of lease payments due under the term of your 24 year lease. Please refer to paragraphs 7(d) and 10 of SFAS 13.

Regarding the capital lease, we discounted the lease payment to present value and we also considered the 10% lease payment increases factor and that is why it looks like we did not discounted the lease payment to present value.

Note 11- Related Party Transactions, page F-16

55.	Revise this note to disclose the nature of all the related party relationships referred to throughout the filing. Refer to paragraph 2 of SFAS 57.

The Company has made revisions in accordance with the Staff’s comment. See Note 11 page 59 of the Registration Statement.

Note 12 - Contract Rights Deposit, page F-16

56.	We note that you acquired a right to obtain a supply of amorphous raw materials from Beijing Antai Technology Co., Ltd., a related party for $1,151,263. Please address the following:
•	Tell us how the fair value of the contract right was determined and how you have evaluated this asset for impairment under SFAS 142.
•	Tell us why you have not filed this contract as an exhibit to the filing.
•	Revise to disclose whether and how you plan on amortizing the contract right and the period when it will be amortized.

The Company has made revisions in accordance with the Staff’s comment. See Note 12 page 60 of the Registration Statement.

Note 14- Deferred Revenues, page F-17

57.
We note that you had deferred revenues of $157,590 at December 31, 2006 which consist of customer security deposits. Please describe the material terms and conditions of the agreements under which these deposits are received. Additionally tell us why it is appropriate to recognize these amounts as revenue once the security period expires. Please cite any authoritative literature upon which you are relying.

The Company has made revisions in accordance with the Staff’s comment. See page 49 to 53 of the Registration Statement.

Note 16 - Commitments, page F-17

58.
We note that you paid Xi'an Anseng Power Science Technology Co., Ltd. $605,000 as registered capital. Please tell us and revise the filing to describe the business purpose of this transaction and tell us how it was recorded in your financial statements at December 31, 2006.

We invested $605,000 as registered capital to An Sen which is our 100% owned subsidiary in China. This amount was booked as investment in China Power US account and transferred to An Sen as registered capital in An Sen’s book. In the consolidated financials, this amount has been eliminated by reducing both investment and registered capital accounts.

Note 17 - Subsequent Events, page F-18

59.
We note from your disclosures in this note that you sold 102,500 units of preferred stock to investors for an aggregate price of $1,025,000. Please reconcile this with your disclosures on page F-31 which indicate that you sold 92,500 shares for aggregate proceeds of $925,000.

The Company sold 92,500 units of Series A preferred stock to six investors at a price of $10.00 per Unit, or $925,000 total. The company also raised $100,000 by issuing 434,800 shares of Common Stock and Warrants to purchase 434,800 shares of common stock with an exercise price of $ 1.00 per share at the option of the Purchaser to one investor subsequent to the balance sheet date.

June 30, 2007 Financial Statements, page F-20

Consolidated Statements of Operations and Comprehensive Income, page F-19

60.
Please tell us why no interest expense was recorded during the six months ended June 30, 2007. We note that your outstanding debt balances as of June 30, 2007 were $2,183,664. Please advise us or revise your filing as necessary.

The interest expenses for the short term loans have been properly accrued. There is RMB16.6 million ($2,208,152) short term loans outstanding as of September 30, 2007. We accrued $131,297 (8% as per contract for the interest expenses). Please refer to the 9 months financials for the detailed information.

Consolidated Statement of Cash Flow, page F-21

61.	Please describe the nature of the $104,921 related party receipt. Additionally please tell us why a related party receipt would be properly classified an as an investing cash outflow.

Please refer to the Company’s answer in Question 41.

Note 2 - Summary of Significant Accounting Policies, page F-22

Principles of Consolidation, page F-22

62.	Please revise to disclose which entities are included in the consolidated financial statements for fiscal 2007.

The consolidated financial statements for the nine months ended September 30, 2007 include the financial statements of China Power, An Sen, and Zhongxi. All inter-company balances and transactions have been eliminated in consolidation.

Note 3 - Inventory, page F-26

63.
Please explain to us why the components of your December 31, 2006 inventory balances do not agree to the disclosures in your annual financial statements on page F-11. Please advise us or revise your filing as necessary.

The disclosure in annual financial information for FY2006 & 2005 is the correct information. We made correction for the inventory disclosure on page F-26.

Recent Sales of Unregistered Securities, page II-1

64.	Please disclose the claimed exemptions upon which you relied for each unregistered offering. Please refer to Item 701(d) of Regulation S-B.

The Company has made revisions in accordance with the Staff’s comment. See page II-1 of the Registration Statement.

65.
Please identify the nature of the consulting services provided by Friedlander and/or Friedland Corporate Investor Services LLC in 2006 and 2007. Also, expand the beneficial ownership table to include the 5% or greater shareholder(s).

The Company has made revisions in accordance with the Staff’s comment. See page II-1 of the Registration Statement.

66.
Please update your disclosure here and elsewhere throughout the filing, as appropriate, to reflect your issuance of Series A Convertible preferred shares for $25,000 on November 13, 2007. Disclose the recipient of the shares.

The Company advises the Staff that Mr. Joseph J. Amiel purchased his shares of Series A Preferred Stock on February 13, 2007.

Signatures

67.	In the next amendment, please identify the individual who signed the registration statement in the capacity of (i) principal financial officer and (ii) controller or principal accounting officer.

The Company has made revisions in accordance with the Staff’s comment.

Exhibit 5.1

68.
Revise the opinion to clarify what you mean by your description of "the internal law of the State of Maryland." Also, in view last sentence in the sixth paragraph, file a legality opinion prior to effectiveness that is dated the same date as the effective date of the registration statement.

The Company has refilled Exhibit 5.1 in accordance with the Staff’s comment.

69.	Your registration statement must include an opinion upon which investors can rely. Please revise the seventh paragraph to remove the limitation on reliance by shareholders.

The Company has refilled Exhibit 5.1 in accordance with the Staff’s comment.

Exhibits

70.	Please file all missing exhibits and schedules. We note, for example, Schedule A to Exhibit 9.1 is missing, as well as all schedules and exhibits to Exhibit 10.2.

The Company has refilled Exhibits 9.1 and 10.2 and filed Exhibits 10.4 and 10.5 in accordance with the Staff’s comment.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your considerations and courtesies in this matter.

Sincerely yours,

/s/ Robert Newman
RN:jw
Cc:	Mr. Ronghua Wang
Yongxing Song, Inc.